

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer and Director
Cole Credit Property Trust, Inc
2555 East Camelback Road
Suite 400
Phoenix, Arizona 85016

> **Re:** **Cole Credit Property Trust, Inc**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-51962**

Dear Mr. McAllaster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1. We note your use hyper-amortization provisions to extend the term of certain notes payable. Further, we note that under these provisions there are certain restrictions on the use of rents collected on properties used as collateral for the notes. Please expand your disclosure to describe the total amount of rents collected during the period that are subject to these restrictions and explain the impact that these provisions are expected to have on liquidity and the ability to pay distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief